SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item

1.	Press Release dated July 29, 2014 entitled “Telecom Argentina S.A. announces consolidated six month period (‘1H14’) and second quarter (‘2Q14’) results for fiscal year 2014”

FOR IMMEDIATE RELEASE
Market Cap P$42.3 billion July 29th, 2014

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated six month period (‘1H14’) and second

quarter (‘2Q14’) results for fiscal year 2014*

•	Consolidated Revenues amounted to P$15,585 million (+22.6% vs. 1H13); Fixed Data +54.9% vs. 1H13; Fixed Internet +26.2% vs. 1H13; and Mobile business in Argentina +22.3% vs. 1H13.

•	Mobile subscribers in Argentina: 19.8 million; +0.5 million (+2.4%) vs. 1H13.

•	Mobile Value Added Services in Argentina (Internet and Data): +19.2% vs. 1H13; 58.8% of mobile Service Revenues.

•	Mobile ARPU in Argentina reached P$70.0 per month in 1H14 (+9.7% vs. 1H13).

•	ADSL ARPU increased to P$143.0 per month in 1H14 (+19.9% vs. 1H13); monthly churn reached 1.3% in 1H14.

•

Consolidated Operating costs -including D&A and Results on disposal of PP&E and write-down of PP&E- totaled P$12,997 million (+21.9% vs. 1H13); Costs of handsets sold +47.0%, Employee benefits expenses +35.5%, Taxes +25.3% vs. 1H13.

•	Operating Income Before Depreciation and Amortization reached P$4,119 million (+13.7% vs. 1H13), 26.4% of Consolidated Revenues.

•	Net Income amounted to P$1,836 million (+24.5% vs. 1H13). Net Income attributable to Telecom Argentina amounted to P$1,805 million (+24.1% vs. 1H13).
•	Capex increased to P$2,265 million in 1H14 (+45.8% vs. 1H13), 14.5% of Consolidated Revenues.

•

Net Cash Position: P$3,807 million, a decrease of P$1,287 million vs. 1H13, after Telecom Argentina´s cash dividend of P$1,000 million paid in December, 2013, the first installment of P$601 million paid in June 2014, and higher payments to suppliers and taxes.

(in million P$, except where noted)	As of June, 30
	2014	2013	r $	r %
Consolidated Revenues	15,585	12,713	2,872	22.6%
Mobile Services	11,529	9,378	2,151	22.9%
Fixed Services	4,056	3,335	721	21.6%
Operating Income before D&A	4,119	3,624	495	13.7%
Operating Income	2,618	2,060	558	27.1%
Net Income attributable to Telecom Argentina	1,805	1,454	351	24.1%
Shareholders’ equity attributable to Telecom Argentina	12,538	11,349	1,189	10.5%
Net Financial Position - Cash	3,807	5,094	(1,287)	-25.3%
CAPEX	2,265	1,554	711	45.8%
Fixed lines in service (in thousand lines)	4,103	4,114	(11)	-0.3%
Mobile customers (in thousand)	22,163	21,688	475	2.2%
Personal (Argentina)	19,776	19,307	469	2.4%
Núcleo (Paraguay) -including Wimax customers-	2,387	2,381	6	0.3%
Broadband accesses (in thousand)	1,726	1,634	92	5.6%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	55.7	51.2	4.5	8.8%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	70.0	63.8	6.2	9.7%
Average Revenue per user (ARPU) ADSL (in P$)	143.0	119.3	23.7	19.9%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, July 29, 2014 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,836 million for the six-month period ended June 30, 2014, or +24.5% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$1,805 million (+24.1% vs. 1H13).

	1H14	1H13	r $	r %
Consolidated Revenues (MMP$)	15,585	12,713	2,872	22.6%
Net Income attributable to Telecom (MMP$)	1,805	1,454	351	24.1%
Earnings attributable to Telecom per Share (P$)	1.86	1.48	0.37
Earnings attributable to Telecom per ADR (P$)	9.31	7.41	1.90
Operating Income before D&A *	26.4%	28.5%
Operating Income *	16.8%	16.2%
Net Income*	11.8%	11.6%

*	As a percentage of Consolidated Revenues

Note: As of 1H14, the average of ordinary shares outstanding amounted to 969,159,605 and as of 1H13 981,107,796.

During 1H14, Consolidated Revenues increased by 22.6% to P$15,585 million (+P$2,872 million vs. 1H13), mainly fueled by the Mobile Services, Fixed Data and Broadband businesses. Moreover, Operating Income reached P$2,618 million (+P$558 million or 27.1% vs. 1H13).

Consolidated Operating Revenues

Mobile Services

During 1H14 clients continued to increase reaching 22.2 million as of the end of June 30, 2014, representing an increase of 0.5 million (+2.2%) since June 30, 2013.

Third parties Revenues amounted to P$11,529 million (+22.9% vs. 1H13) thanks to usage stimulation of value added services (‘VAS’) and to commercial offers adaptable to the needs of clients.

Telecom Personal in Argentina

As of June 30, 2014, Personal reached 19.8 million subscribers in Argentina (+2.4% or +0.5 million vs. 1H13) where postpaid clients represented 32% of the subscriber base.

In 1H14, third parties Revenues reached P$10,788 million (+P$1,970 million or +22.3% vs. 1H13) while Service Revenues (excluding equipment sales) amounted to P$8,673 million (+14.4% vs. 1H13), with 58.8% corresponding to VAS revenues (vs. 56.4% in 1H13). VAS revenues amounted to P$5,102 million (+19.2% vs. 1H13). Moreover, equipment sales increased by 71.3% vs. 1H13, reaching P$2,115 million.

During 1H14 the Average Monthly Revenue per User (‘ARPU’) reached P$70.0 (+9.7% vs. 1H13) due to the increase in VAS consumption. Moreover, SMS traffic decreased due to the migration to instant messaging, showing a preference for plans and packs with VAS and SMS content offered by Personal.

During 2Q14, Personal was granted the license for mobile and internet content of the FIFA World Cup 2014. More than a million clients had free access to the 64 matches, thanks to the application called ‘Personal Copa Mundial de la FIFA 2014’ and also through Personal’s website.

Mobile Customers & Revenues in Argentina (in billion P$)

2	www.telecom.com.ar

In addition, Personal continued promoting the ‘Superchip’ offer with special benefits on each recharge, daily and weekly packs, and discounts over the traffic.

In terms of innovation, to continue promoting the upgrade of customer equipments and stimulate the usage of value added services, Personal launched special commercial offers, for example, for the Father’s Day, with a 50% discount over smartphones. In addition to this, Personal has expanded the premium service platform: Personal Black, by adding new high end and high tech devices to the portfolio.

Telecom Personal in Paraguay (‘Núcleo’)

As of June 30, 2014, Nucleo’s subscriber base reached 2.4 million clients (+0.3% vs. 1H13). Prepaid and postpaid customers represented 80% and 20%, respectively.

Nucleo generated revenues from third parties equivalent to P$741 million during 1H14 (+32.3% vs. 1H13). VAS revenues amounted to P$371 million (+32.0% vs. 1H13) representing 52.6% of 1H14 service revenues (vs. 53.7% in 1H13). Moreover, the level of mobile ARPU reached Gs.27.4 thousand in 1H14 (equivalent to P$46.9).

Fixed Services (Voice, Data & Internet)

During 1H14 revenues generated by fixed services amounted to P$4,056 million, +21.6% vs. 1H13; with Data revenues (+54.9% vs. 1H13) and Internet (+26.2% vs. 1H13) growing the most in the segment.

Voice

Total revenues for this service reached P$1,839 million in 1H14 (+9.9% vs. 1H13). A portion of this line of business (mainly monthly charge and measured services), continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by measured services totaled P$740 million, an increase of P$63 million or +9.3% vs. 1H13 mainly due to the higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$592 million, an increase of P$44 million or +8.0% vs. 1H13 due to higher revenues in non-regulated supplementary services. The customer base remained stable at 4.1 million lines in service.

As a result of these increases, the average monthly revenue billed to user (ARBU) reached P$55.7 in 1H14, +8.8% vs. 1H13.

Fixed and mobile interconnection revenues reached P$302 million (+15.7% vs. 1H13). Meanwhile, other revenues totaled P$205 million (+9.6% vs. 1H13).

Mobile consumption of Telecom Personal in Argentina (*) includes reestimation of consumption of minutes per client Lines in service & Voice Revenues (in billion P$)

3	www.telecom.com.ar

Data and Internet

Data revenues amounted to P$683 million (+P$242 million or +54.9% vs. 1H13), strengthening the position of Telecom as an integrated ICT provider.

During 2Q14, Telecom continue to incorporate products and value added services as a complement to the portfolio of services that are offered to customers, such as the ‘Nube Argentina de Telecom’ and the state-of-the-art datacenter services.

New products were launched during the quarter: Virtual private Network, a VPN sited in Telecom’s datacenter with Internet connectivity and several services such as network security, database licenses, backups and other customized services, and the product MDM, an integral management platform for mobile devices based on SAP Afaria technology. This allows clients to manage, distribute and remove software applications and secures data and resources stored in mobile applications.

Moreover, during 2Q14 in the FIFA World Cup 2014, Telecom transported audio and video signals of the World Cup for large customers. An International Transport Signal solution was used and it was composed by a securitized submarine fiber optic cable.

Revenues related to Internet totaled P$1,503 million (+P$312 million or +26.2% vs. 1H13), mainly due to the increase in the customer base and to a commercial proposal with higher speeds, where 10Mb was the most demanded offer. This was made available thanks to the significant investments in the access network using FTTx technology executed in the past.

As of June 30, 2014, Telecom surpassed 1.7 million ADSL accesses (+5.6% vs. 1H13). These connections represented 42.1% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$143.0 in 1H14, +19.9% when compared to 1H13 and the monthly churn rate was 1.3% in 1H14.

During 2Q14, Telecom continued to drive a strategy based on bundling, that combines high speed Internet navigation, through its brand name Arnet, with local calls to fixed and mobile numbers.

Additionally, as part of Telecom Argentina’s agreement with FIFA, clients could access to FIFA World Cup 2014 contents, through Telecom and Arnet websites, where interviews and summaries of the most remarkable moments were available.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$12,997 million in 1H14, an increase of P$2,331 million, or +21.9% vs. 1H13 (including ‘Results on disposal of PP&E and write-down of PP&E’ that resulted in a gain of P$10 million in 1H14). This increase is a consequence of higher labor costs, higher fees for services, maintenance and materials and supplies, taxes associated to revenues and higher costs of more sophisticated handsets.

Broadband Accesess & Revenues Consolidated Costs % Revenues

4	www.telecom.com.ar

The cost breakdown is as follows:

•     Employee benefit expenses and severance payments totaled P$2,537 million (+35.5% vs. 1H13), mainly affected by increases in salaries to unionized employees as well as increases in salaries to the non-unionized workforce, together with the social security contributions associated to such concepts. Total employees (including temporary employees) at the end of the period totaled 16,549.

•     Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,020 million, +1.4% vs. 1H13. This increase resulted from higher costs related to the lease of circuits and international outbound calls.

•     Fees for services, maintenance and materials and supplies amounted to P$1,599 million (+31.7% vs. 1H13), mainly due to increases in technical maintenance, higher licenses of systems, fees for services, both in the fixed and mobile businesses partially associated to the effect of a higher FX rate.

•     Taxes and fees with regulatory authorities reached P$1,564 million (+25.3% vs. 1H13), impacted mainly by a higher volume of revenues, a higher incidence due to an increase on the average rate of the turnover taxes, higher municipal taxes, as well as higher bank debit and credit taxes.

•     Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$1,118 million (+9.2% vs. 1H13), mainly due to the increase in commissions paid to commercial channels as well as collection fees, both associated to the increase in more sophisticated equipment sales. Agent commissions capitalized as SAC amounted to P$362 million (+66.1% vs. 1H13).

•     Cost of handsets sold totaled P$1,893 million (+47.0% vs. 1H13), due to an increase in the participation of high-end handsets, that resulted in higher unit prices, also impacted by a higher FX rate. This was partially compensated by a lower number of handsets sold. Deferred costs from SAC amounted to P$57 million (-65.2% vs. 1H13). The lower deferred costs were derived from the significant reduction in handset subsidies given to clients.

•     Advertising amounted to P$341 million (+19.2% vs. 1H13), mainly due to higher commercial expenses and campaigns in comparison to 1H13.

•     Depreciation and Amortization reached P$1,511 million (+8.0% vs. 1H13). PP&E depreciation amounted to P$1,106 million (+15.8% vs. 1H13); Amortization of SAC and service connection costs totaled P$393 million (-9.0% vs. 1H13); and other intangible assets reached P$12 million, same level when compared to 1H13.

•     Other Costs totaled P$1,424 million (+22.4% vs. 1H13). This increase was mainly due to VAS costs that totaled P$406 million (+34.9% vs. 1H13), related to the increase of sales of those services, especially in the mobile business. Bad debt expenses reached P$233 million (+41.2% vs. 1H13) representing 1.8% of consolidated costs and 1.5% of consolidated revenues. Meanwhile, charges related to lawsuits and other contingencies amounted to P$102 million in 1H14 (+5.2% vs. 1H13).

D&A (in billion P$)

5	www.telecom.com.ar

Consolidated Financial Results

Net Financial results amounted P$154 million, a decrease of P$60 million or -28.0% vs. 1H13. This was mainly due to higher gains in net financial interest of P$238 million in 1H14 (-P$15 million vs. 1H13), partially compensated by losses for FX results and results on NDF of P$228 million in 1H14 (vs. a loss of P$62 million in 1H13) that were impacted by a higher devaluation in 1H14 (24.7%) vs. 1H13 (9.6%).

Consolidated Net Financial Position

As of June 30, 2014, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$3,807 million in cash, a decrease of P$1,287 million when compared to the Net Financial Position as of June 30, 2013, after the cash dividend of Telecom Argentina that corresponded to fiscal year 2012 of P$1,000 million paid in 4Q13 and the first installment of cash dividends for P$601 million paid in June 2014 that corresponded to the previous fiscal year, and also because of higher payments to suppliers and taxes.

Capital Expenditures

During 1H14, the Company invested P$2,265 million (+45.8% vs. 1H13). Of this amount, P$899 million were allocated to Fixed Services and P$1,366 million to Mobile services. In relative terms, Capex reached 14.5% of consolidated revenues vs. 12.2% in 1H13.

The main capital expenditures in the fixed business were associated to the network reconversion plan, that with the deployment of fiber optic in different points, mainly FTTC or Fiber to the Cabinet in order to offer higher internet speeds, and thus improve the navigation experience in Internet.

In the mobile business, the technological reconversion plan of the network continues, with the deployment of new sites and the optimization of the second 3G carrier, to cope with the incremental demand of data traffic. It is expected to continue increasing the capacity and capillarity of the 3G network to optimize the use of the existing spectrum.

Relevant Matters

Cash Dividend Distribution

The General Ordinary Shareholders’ Meeting of Telecom Argentina, in its meeting held on April 29th, 2014 adjourned to May 21st, 2014, resolved in the second part of deliberations to approve a cash dividend payment for the fiscal year ended on December, 31, 2013 for a total amount of P$1,201,757,911. Moreover, it resolved that this cash dividend distribution should be paid in two equal installments of P$600,878,955.50 each. The first installment was paid on June 10th, 2014 and the second will be paid in September 2014 on a specific date to be determined by the Board of Directors.

The amount distributed was equivalent to approximately P$0.62 per share outstanding and approximately P$3.10 per ADR, before the deductions, if applicable, of the Personal Asset Tax and Income Tax.

in million of AR$	1H13		1H14
Net Interests		$253		$238
FX results & results on NDF	-$	62	-$	228
Others		$23		$144

Total		$214		$154

Net Financial Position Cash

(in billion P$)

Capex (in billion P$)

6	www.telecom.com.ar

Spectrum Auction

On May 12th, 2014, the PEN (National Executive Power), issued the Decree N° 671 that leaves without effect the measures taken in Articles 2 and 3 from Decree N° 2,426 of December 13th, 2012, where the remaining spectrum of 850 MHz and 1,900 MHz were mandated to be allocated to the State owned company ARSAT. Additionally, the same decree instructs the Argentine Secretary of Communications (SC) to implement the appropriate measures in order to attribute the bands between 1,710-1,755 MHz, 2,110-2,155 MHz and 698-806 MHz exclusively for ‘terrestrial mobile telecommunications services’. Moreover, it was instructed to the SC to auction this new spectrum and the remaining spectrum of 850 MHz and 1,900 MHz mentioned above (1,900 Band: 30 MHz in the northern area, and in the AMBA region and 35 MHz in the southern area; 850 Band: 7.5 MHz in the AMBA region).

On July 4th, 2014, SC issued Resolution N° 37/14 that approves the Regulation on the Advanced Mobile Communications Service. To this service the Bands 698-806 MHz (108 MHz), 1,710-1,770 MHz and 2,110-2,170 MHz (120 MHz) will be assigned, setting a cap per operator of 60 MHz, considering the entire national territory as one concession area.

Additionally on July 4th, 2014, SC issued Resolution N° 38/14 that establishes the auction of the remaining frequencies of the Personal Communications Services (PCS) and the Mobile Cellular Radiocommunication Services (SRMC), as well as the recently created spectrum for the Advanced Mobile Communications Services (SCMA). The terms and conditions to auction the remaining spectrum in 850 MHz and 1,900 MHz, the bands 698-806 MHz, and 90 MHz in 1,710-1,770 / 2,110–2,170 MHz for SCMA were also approved, leaving out of this auction 30 MHz in 1,755-1,770 and 2,155-2,170 spectrum for future usage, while maintaining the cap of 50 MHz for SRMC and PCS, and 60 MHz for SCMA.

*********

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2014, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry	Solange Barthe Dennin	Gustavo Tewel	Ruth Fuhrmann	Antonella Papaleo
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 4448	(5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2014

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	06/30/14	12/31/13	r $	r %
Cash and cash equivalents	2,582	5,224	(2,642)	-50.6%
Investments	626	123	503	—
Trade receivables	3,417	2,986	431	14.4%
Other Receivables	1,721	1,418	303	21.4%
Total current assets	8,346	9,751	(1,405)	-14.4%
Financial Investments	899	242	657	—
Trade receivables	11	21	(10)	-47.6%
Property, plant and equipment	12,361	11,226	1,135	10.1%
Intangible assets	1,587	1,519	68	4.5%
Other Receivables	451	371	80	21.6%
Total non-current assets	15,309	13,379	1,930	14.4%
Total Assets	23,655	23,130	525	2.3%
Trade payables	5,305	6,130	(825)	-13.5%
Deferred revenues	470	423	47	11.1%
Financial debt	26	15	11	73.3%
Salaries and social security payables	732	741	(9)	-1.2%
Income tax payables	659	801	(142)	-17.7%
Other taxes payables	668	667	1	0.1%
Dividend Payable	627	—	627	—
Other liabilities	43	49	(6)	-12.2%
Provisions	165	224	(59)	-26.3%
Total current liabilities	8,695	9,050	(355)	-3.9%
Trade payables	—	1	(1)	-100.0%
Deferred revenues	448	453	(5)	-1.1%
Financial debt	274	220	54	24.5%
Salaries and social security payables	126	118	8	6.8%
Deferred income tax liabilities	—	126	(126)	-100.0%
Income tax payables	9	10	(1)	-10.0%
Other liabilities	81	68	13	19.1%
Provisions	1,156	1,033	123	11.9%
Total non-current liabilities	2,094	2,029	65	3.2%
TOTAL LIABILITIES	10,789	11,079	(290)	-2.6%

Equity attributable to owners of the Parent	12,538	11,783	755	6.4%
Noncontrolling interest	328	268	60	22.4%
TOTAL EQUITY	12,866	12,051	815	6.8%
TOTAL LIABILITIES AND EQUITY	23,655	23,130	525	2.3%

2-	Consolidated Loans

	06/30/14	12/31/13	r $	r %
Banks and other financial Institutions	20	10	10	100.0%
Accrued interest	6	5	1	20.0%
Total Current Loans	26	15	11	73.3%
Banks and other financial institutions	274	220	54	24.5%
Total Non Current Loans	274	220	54	24.5%
Total Loans	300	235	65	27.7%

Cash and cash equivalents, and Financial Investments	4,107	5,589	(1,482)	-26.5%
Net Financial Position- Cash	3,807	5,354	(1,547)	-28.9%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2014

(In million of Argentine pesos)

3-	Consolidated Income Statements

	06/30/14	06/30/13	r $	r %
Revenues	15,585	12,713	2,872	22.6%
Other income	30	13	17	130.8%
Total Revenues & Other Income	15,615	12,726	2,889	22.7%
Consolidated Operating Costs	(12,997)	(10,666)	(2,331)	21.9%
Operating income	2,618	2,060	558	27.1%
Finance results, net	154	214	(60)	-28.0%
Net income before income tax expense	2,772	2,274	498	21.9%
Income tax expense	(936)	(799)	(137)	17.1%
Net income	1,836	1,475	361	24.5%

Attributable to:
Telecom Argentina	1,805	1,454	351	24.1%
Noncontrolling interest	31	21	10	47.6%

Operating income before D&A	4,119	3,624	495	13.7%
As % of Revenues	26.4%	28.5%

Finance Income and Expenses	06/30/14	06/30/13	r $	r %
Finance Income
Interest on time deposits	260	255	5	2.0%
Gains on other investments (notes and bonds)	73	8	65	—
Interest on receivables	80	56	24	42.9%
Foreign currency exchange gains	534	124	410	—
Results on NDF	42	—	42	—
Others	74	22	52	—
Total finance income	1,063	465	598	128.6%
Finance expenses
Interest on financial debt	(12)	(8)	(4)	50.0%
Interest on salaries and social security, other taxes and accounts payable	(20)	(8)	(12)	150.0%
Interest on provisions	(70)	(43)	(27)	62.8%
Loss on discounting of salaries and social security and other taxes payables and other liabilities	(3)	(5)	2	-40.0%
Foreign currency exchange losses	(756)	(186)	(570)	—
Losses on NDF	(48)	—	(48)	—
Others	—	(1)	1	—
Total finance expenses	(909)	(251)	(658)	—

	154	214	(60)	-28.0%

4-	Consolidated Income Statements

Three Months Comparison	06/30/14	06/30/13	r $	r %
Revenues	8,119	6,649	1,470	22.1%
Other income	20	4	16	—
Total Revenues & Other Income	8,139	6,653	1,486	22.3%
Consolidated Operating Costs	(6,898)	(5,708)	(1,190)	20.8%

Operating income	1,241	945	296	31.3%
Finance results, net	186	79	107	135.4%
Net income before income tax expense	1,427	1,024	403	39.4%
Income tax expense	(497)	(362)	(135)	37.3%
Net income	930	662	268	40.5%

Attributable to:
Telecom Argentina	916	652	264	40.5%
Noncontrolling interest	14	10	4	40.0%

Operating income before D&A	2,007	1,825	182	10.0%
As % of Revenues	24.7%	27.4%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2014

(In million of Argentine pesos)

5-	Breakdown of the Income Statements

	06/30/14	06/30/13	r $	r %
REVENUES FROM SERVICES	13,403	11,411	1,992	17.5%
Fixed Services	4,025	3,305	720	21.8%
Voice	1,839	1,673	166	9.9%
Retail Voice	1,386	1,297	89	6.9%
Monthly Charges	592	548	44	8.0%
Measured Services	740	677	63	9.3%
Others	54	72	(18)	-25.0%
Wholesale	453	376	77	20.5%
Interconnection	302	261	41	15.7%
Others	151	115	36	31.3%
Data	683	441	242	54.9%
Internet	1,503	1,191	312	26.2%

Mobiles Services	9,378	8,106	1,272	15.7%

Telecom Personal	8,673	7,583	1,090	14.4%
Voice	3,571	3,304	267	8.1%
Retail Voice	2,595	2,338	257	11.0%
Monthly Charges	1,431	1,164	267	22.9%
Measured Services	855	961	(106)	-11.0%
Roaming	157	113	44	38.9%
Others	152	100	52	52.0%
Wholesale	976	966	10	1.0%
Interconnection (CPP and TLRD)	794	773	21	2.7%
Roaming	162	181	(19)	-10.5%
Others	20	12	8	66.7%
Data	3,677	3,364	313	9.3%
Internet	1,425	915	510	55.7%

Núcleo	705	523	182	34.8%
Voice	334	242	92	38.0%
Retail Voice	280	177	103	58.2%
Monthly Charges	125	58	67	115.5%
Measured Services	148	114	34	29.8%
Roaming	5	4	1	25%
Others	2	1	1	100%
Wholesale	54	65	(11)	-16.9%
Interconnection (CPP and TLRD)	54	38	16	42.1%
Roaming	—	27	(27)	-100.0%
Data	164	157	7	4.5%
Internet	207	124	83	66.9%

REVENUES FROM EQUIPMENT SALES	2,182	1,302	880	67.6%
Fixed Services	31	30	1	3.3%
Voice	24	26	(2)	-7.7%
Data	7	—	7	—
Internet	—	4	(4)	-100.0%
Mobiles Sevices	2,151	1,272	879	69.1%
Equipments (Personal)	2,115	1,235	880	71.3%
Equipments (Núcleo)	36	37	(1)	-2.7%
REVENUES	15,585	12,713	2,872	22.6%

OTHER INCOME	30	13	17	130.8%
Fixed	17	12	5	41.7%
Mobile	13	1	12	—

TOTAL REVENUES & OTHER INCOME	15,615	12,726	2,889	22.7%

Note: Reclassifications have been made in the breakdown of 1H13 mobile service revenues as changes were implemented in the allocation criteria of revenues between voice, data, and Internet items of postpaid plans.

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2014

(In million of Argentine pesos)

6-	BREAKDOWN OF THE INCOME STATEMENTS

Three Months Comparison
	06/30/14	06/30/13	r $	r %
REVENUES FROM SERVICES	6,844	5,892	952	16.2%
Fixed Services	2,073	1,703	370	21.7%
Voice	932	859	73	8.5%
Retail Voice	704	668	36	5.4%
Monthly Charges	297	279	18	6.5%
Measured Services	381	348	33	9.5%
Others	26	41	(15)	-36.6%
Wholesale	228	191	37	19.4%
Interconnection	153	133	20	15.0%
Others	75	58	17	29.3%
Data	364	228	136	59.6%
Internet	777	616	161	26.1%

Mobiles Sevices	4,771	4,189	582	13.9%
Telecom Personal	4,409	3,915	494	12.6%
Voice	1,738	1,645	93	5.7%
Retail Voice	1,250	1,127	123	10.9%
Monthly Charges	734	559	175	31.3%
Measured Services	382	482	(100)	-20.7%
Roaming	62	44	18	40.9%
Others	72	42	30	71.4%
Wholesale	488	518	(30)	-5.8%
Interconnection (CPP and TLRD)	398	401	(3)	-0.7%
Roaming	80	111	(31)	-27.9%
Others	10	6	4	66.7%
Data	1,890	1,767	123	7.0%
Internet	781	503	278	55.3%

Núcleo	362	274	88	32.1%
Voice	176	133	43	32.3%
Retail Voice	148	90	58	64.4%
Monthly Charges	67	31	36	116.1%
Measured Services	77	57	20	35.1%
Roaming	3	2	1	50.0%
Others	1	—	1	—
Wholesale	28	43	(15)	-34.9%
Interconnection (CPP and TLRD)	28	20	8	40.0%
Roaming	—	23	(23)	-100.0%
Data	79	79	—	0.0%
Internet	107	62	45	72.6%

REVENUES FROM EQUIPMENT SALES	1,275	757	518	68.4%
Fixed Services	18	16	2	12.5%
Voice	16	15	1	6.7%
Data	7	—	—	—
Internet	-5	1	(6)	—
Mobiles Sevices	1,257	741	516	69.6%
Equipments (Personal)	1,236	717	519	72.4%
Equipments (Núcleo)	21	24	(3)	-12.5%

REVENUES	8,119	6,649	1,470	22.1%

OTHER INCOME	20	4	16	—
Fixed	8	4	4	100.0%
Mobile	12	—	12	—

TOTAL REVENUES & OTHER INCOME	8,139	6,653	1,486	22.3%

Note: Reclassifications have been made in the breakdown of 2Q13 mobile service revenues as changes were implemented in the allocation criteria of revenues between voice, data, and Internet items of postpaid plans.

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2014

(In million of Argentine pesos)

7-	Consolidated Income Statements

	06/30/14	06/30/13	r $	r %
Revenues	15,585	12,713	2,872	22.6%
Other income	30	13	17	130.8%
Total Revenues & Other Income	15,615	12,726	2,889	22.7%
Employee benefit expenses and severance payments	(2,537)	(1,873)	(664)	35.5%
Interconnection costs and other telecommunication charges	(1,020)	(1,006)	(14)	1.4%
Fees for services, maintenance, materials and supplies	(1,599)	(1,214)	(385)	31.7%
Taxes and fees with the Regulatory Authority	(1,564)	(1,248)	(316)	25.3%
Commissions	(1,118)	(1,024)	(94)	9.2%
Cost of equipments and handsets	(1,893)	(1,288)	(605)	47.0%
Advertising	(341)	(286)	(55)	19.2%
Cost of Value Added Services	(406)	(301)	(105)	34.9%
Provisions	(102)	(97)	(5)	5.2%
Bad debt expenses	(233)	(165)	(68)	41.2%
Recovery (costs) restructuring	—	8	(8)	—
Other operating expenses	(683)	(608)	(75)	12.3%
Total Operating expenses before D&A	(11,496)	(9,102)	(2,394)	26.3%
Operating income before D&A	4,119	3,624	495	13.7%
D&A	(1,511)	(1,399)	(112)	8.0%
Results on disposal of PP&E and write-down of PP&E	10	(165)	175	-106.1%
Operating income	2,618	2,060	558	27.1%
Financial Income	1,063	465	598	128.6%
Financial Costs	(909)	(251)	(658)	—
Net income before income tax expense	2,772	2,274	498	21.9%
Income tax expense	(936)	(799)	(137)	17.1%
Net Income	1,836	1,475	361	24.5%

Attributable to:
Telecom Argentina	1,805	1,454	351	24.1%
Noncontrolling interest	31	21	10	47.6%

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2014

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS

Three Months Comparison
	06/30/14	06/30/13	r $	r %
Revenues	8,119	6,649	1,470	22.1%
Other income	20	4	16	—
Total income	8,139	6,653	1,486	22.3%
Employee benefit expenses and severance payments	(1,354)	(1,005)	(349)	34.7%
Interconnection costs and other telecommunication charges	(505)	(522)	17	-3.3%
Fees for services, maintenance, materials and supplies	(844)	(658)	(186)	28.3%
Taxes and fees with the Regulatory Authority	(809)	(646)	(163)	25.2%
Commissions	(577)	(522)	(55)	10.5%
Cost of equipments and handsets	(1,118)	(730)	(388)	53.2%
Advertising	(177)	(132)	(45)	34.1%
Cost of Value Added Services	(215)	(170)	(45)	26.5%
Provisions	(65)	(57)	(8)	14.0%
Bad debt expenses	(115)	(72)	(43)	59.7%
Recovery (costs) restructuring	—	8	(8)	—
Other operating expenses	(353)	(322)	(31)	9.6%
Total Operating expenses before D&A	(6,132)	(4,828)	(1,304)	27.0%
Operating income before D&A	2,007	1,825	182	10.0%
D&A	(772)	(708)	(64)	9.0%
Results on disposal of PP&E and write-down of PP&E	6	(172)	178	—
Operating income	1,241	945	296	31.3%
Financial Income	264	260	4	1.5%
Financial Costs	(78)	(181)	103	-56.9%
Net income before income tax expense	1,427	1,024	403	39.4%
Income tax expense	(497)	(362)	(135)	37.3%
Net Income	930	662	268	40.5%

Attributable to:
Telecom Argentina	916	652	264	40.5%

14	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 31, 2014	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman